Exhibit 99.2

FOR IMMEDIATE RELEASE

Transition Therapeutics Appoints New Chief Financial Officer

TORONTO, ON, December 12th, 2011 – Transition Therapeutics Inc. (“Transition”) (TSX: TTH) today announces the appointment of Ms. Nicole Rusaw-George, C.A., as Chief Financial Officer of Transition. Ms. George has been with the Company since 2005 and has served as Vice-President, Finance since 2008.  While at Transition, Ms. George has been responsible for a broad range of activities with a focus on financial reporting and regulatory compliance as well as involvement in various equity financings and strategic acquisitions.

“We are pleased to announce Ms. George’s appointment.   With her experience in financial reporting, and intimate knowledge of Transition and its operations, Ms. George will fulfil an important role as the Company looks ahead to new initiatives for growth and value creation”, said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.                                                                           .
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com